Matthew A. Brunmeier

T +1 312 845 1376

matthew.brunmeier@ropesgray.com

September 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Calamos Long/Short Equity Income 2028 Term Trust (File No. 811-23295)

Ladies and Gentlemen:

We are filing today via EDGAR an Initial Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of Calamos Long/Short Equity Income 2028 Term Trust, a Delaware statutory trust.

Pursuant to Section 6 of the Securities Act, we have calculated the Registration Fees and have transmitted such fees in the amount of $2.32 to the designated lockbox at U.S. Bank in St. Louis, Missouri.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier

Matthew A. Brunmeier

cc:	John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Paulita Pike, Esq.

Rita Rubin, Esq.